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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the period July 31, 2003

SANPAOLO IMI S.p.A.
(formerly ISTITUTO BANCARIO SAN PAOLO DI TORINO-ISTITUTO MOBILIARE ITALIANO S.p.A.)
(Exact name of registrant as specified in its charter)

Piazza San Carlo 156
10121 Turin, Italy
(Address of principal executive offices)

        Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

        Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐        No ☒

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SANPAOLO IMI S.P.A.
Date: July 31, 2003	By:	/s/ GIORGIO SPRIANO Giorgio Spriano Head of Company Secretariat

GROUP CAISSE D'EPARGNE                        GROUP SANPAOLOIMI

JOINT NEWS RELEASE

AGREEMENT ON SALE OF THE MAJORITY STAKE IN BANQUE SANPAOLO TO THE CAISSE NATIONALE DES CAISSES D'EPARGNE GROUP (CNCE) APPROVED
STRATEGIC ALLIANCE WITH CAISSE DES DEPOTS-CAISSES D'EPARGNE GROUP CONSOLIDATED

        31 July 2003—The agreement between SANPAOLO IMI and Caisse Nationale des Caisses d'Epargne (CNCE) for the sale of the majority stake in Banque Sanpaolo to CNCE was signed today by the Chairmen of the two Groups, Charles Milhaud and Rainer Masera.

        The transaction is structured in the immediate acquisition by the Caisses d'Epargne of a 60% stake in Banque Sanpaolo, for cash, while the remaining stake will be subject to a system of put and call options exercisable after four years and may then be extended for two more years, for cash or shares in a company of the CNCE Group. Predetermined conditions envisage the possibility of early conversion.

        The agreement reached puts a value of 840 million di Euro for 100% of Banque Sanpaolo against the immediate sale of the 60% at the price of 510 million Euro and the remaining 40% at a price of 330 million Euro.

        SANPAOLO IMI was advised in the transaction by UBS Investment Bank, while CNCE was assisted by Citigroup.

        The transaction allows SANPAOLO IMI to realise a total capital gain of 454 million Euro, of which approximately 278 million Euro related to the immediate sale. This result confirms the validity of the strategic choices, made over time, in the French market.

        The transaction, which is part of the strategic alliance—extended to the Caisse des Dépots (CDC) Group—agreed at the end of 2001 and represented by the shareholding exchange between SANPAOLO IMI and CDC Ixis, has, in particular, the aim of producing an important partnership, to create, in France, a first range player in banking services to SMEs, designed to strengthen and complete the distribution structure of the Caisses d'Epargne Group, bringing together the market penetration potential of the distribution network of the French group, with the experience acquired by Banque Sanpaolo in SMEs, in order to increase the customer base and widen the service capacity.

        The agreement concerning the transaction allow SANPAOLO IMI to maintain an important position in France, confirming the strategic value of the partnership which will allow it to continue to assist Italian customers in France, through a wider operational base.

        To recognise the value of the partnership, the Bank will continue to operate with the current brand of Banque Sanpaolo.

        The transaction is strategically related to the new organizational structure of the alliance between the GCE and the CDC Group, announced recently, which envisages, by July 2004, the transfer of the Compagnie Financiere EULIA to the private sector through the passage to CNCE of the control of the principal operational shareholdings, now held in the portfolio of EULIA and CDC IXIS.

        A major retail bank, GCE includes 33 Savings Banks, with a distribution network of 4,640 branches, 26 million customers and 44,600 employees. It has developed a complete range of services and products for its customers. Business and financial results show strong growth and it is now the number three French banking group.

        SANPAOLO IMI has an outstanding position in the Italian financial market. In particular it has a strong specialisation in financial services aimed at retail customers, a position of leadership in asset management and bancassurance and a major role in Corporate Banking and Investment Banking. It has more than 3,000 branches in Italia and 174 branches and representative offices abroad. It has 45,600 employees and more than seven million clients.

        Banque Sanpaolo is among the top 20 French commercial banks and deals with private, corporate and institutional clients through a network of 60 branches, largely in Paris and the south of France.

        The SANPAOLO Group has been in France since 1987 when it acquired Banque Vernes et Commerciale de Paris from the Suez Group, then becoming Banque Sanpaolo. Further strengthening was effected by new acquisitions (Banque Française Commerciale, with 23 branches in the south east, Banque du Phenix, Banque Veuve Morin Pons, with nine branches of which seven in Lyons).

investor.relations@sanpaoloimi.com - Telefax 011/5552989
 Dean Quinn (011/5552593)
 Damiano Accattoli (011/5553590)
 Alessia Allemani (011/5556147)
 Anna Monticelli (011/5552526)

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SIGNATURES
GROUP CAISSE D'EPARGNE GROUP SANPAOLOIMI JOINT NEWS RELEASE